Exhibit 99.1

YM BIOSCIENCES STRENGTHENS PROGRAM MANAGEMENT OF LEAD DRUGS
Appointment of John Waterfall, Ph.D.

MISSISSAUGA, Canada - April 3, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced the appointment of Dr. John Waterfall as interim Head of Program Management, effective immediately. In addition, Dianne Harris has been appointed Consulting Project Manager for the AeroLEF™ program. The objective behind these appointments is to formalize program management systems at the Company.

“The addition of these internationally recognized industry executives not only enhances our current management structure, but also highlights our commitment to clearly define and execute the optimal pathways for the development of both nimotuzumab and AeroLEF™,” said David Allan, Chairman and CEO of YM BioSciences. “John has planned and led successful development programs for numerous drugs and has guided products through to FDA approval and partnering. His extensive drug development experience will enable him to play a key role in driving YM’s products forward as they enter the critical stages in their clinical development. We expect Dianne’s expertise in the development of drug/device combinations for acute and chronic pain indications to prove invaluable in her oversight of the development of the AeroLEF™ program.

Dr. Waterfall was Divisional Vice-President, Global Project Management at Hoffman La-Roche Inc. with leadership responsibility through NDA filings and certain of the approvals for Xeloda™, Fortovase™, Zenapax™, Xenical™. He held senior posts at Roche between 1985 and 1999. He subsequently held the role of Research and Development Director at British-based Xenova Group plc where he was responsible for its portfolio of biologics and small molecules with a therapeutic focus on cancer. John holds a Ph.D. from the University of London, Institute of Cancer Research.

“I believe that both nimotuzumab and AeroLEF™ represent compelling opportunities for YM BioSciences, each having the potential to significantly improve patient care in its respective indication,” said John Waterfall. “As such, I look forward to formalizing the project management system within YM BioSciences that will facilitate the rapid approval of these important drugs.”

Dianne Harris has substantial experience in the development of drugs, medical devices and drug-device combinations to treat both chronic and acute pain indications. Until 2003, she held the position of General Manager at Elan Medical Technologies where she was responsible for the design of R&D programs to achieve commercial milestones and progressed 16 new therapies into clinical evaluation. Her 20 years of experience includes program management across several therapeutic areas from her work at Glaxo and Wyeth as well as Elan.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com